BrilliA Inc

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

November 15, 2024

VIA EDGAR

Beverly Singleton

Kevin Stertzel

Erin Donahue

Jennifer Angelini

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	BrilliA Inc

Registration Statement on Form F-1 (File No. 333-282056)

Initially Filed on September 12, 2024

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BrilliA Inc (the “Company”) hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”), so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on November 19, 2024 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Ortoli Rosenstadt LLP.

The Company understands that A.G.P./Alliance Global Partners, the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BRILLIA INC

By:	/s/ Kendrew Hartanto
Name:	Kendrew Hartanto
Title:	Chief Executive Officer